EXHIBIT 4.3

                          PORTIONS OF THE CORPORATION'S
                              PROXY STATEMENT DATED
                                JANUARY 28, 1997


Consolidation, Merger or Sale of Assets

     The Maryland General Corporation Law ("MGCL") generally provides that the Board of Directors of a Maryland corporation must approve a consolidation, merger, share exchange or transfer of all or substantially all of the Corporation's assets not in the ordinary course of business and that the stockholders thereafter must approve such consolidation, merger, share exchange or transfer of assets by a vote of two-thirds of all the votes entitled to be cast on the matter at a meeting of the stockholders, except that the articles of incorporation may provide for a greater or lesser percentage vote, but not less than a majority of all the votes entitled to be cast on the matter. The Corporation's Articles of Incorporation provide that any consolidation, merger, share exchange or transfer of all or substantially all of the assets shall be first be approved by the affirmative vote of a majority of the Board of Directors of the corporation (including the majority of the Continuing Directors) and thereafter shall be approved by a vote of two-thirds of all the votes entitled to be cast on such matter at a meeting of the stockholders.

         These provisions could make it more difficult for the Corporation to enter into any consolidation, merger or sale of assets as described above.